Exhibit 12

PPG INDUSTRIES, INC. AND CONSOLIDATED SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)

		Year ended December 31
	2015	2014	2013	2012	2011
Earnings:
Earnings before income taxes and net earnings in equity affiliates	$1,865	$1,308	$1,229	$814	$936
Plus:
Fixed charges exclusive of capitalized interest	213	280	284	281	280
Amortization of capitalized interest	6	6	6	6	6
Adjustments for equity affiliates	77	5	9	12	19
Total	$2,161	$1,599	$1,528	$1,113	$1,241

Fixed Charges:
Interest expense including amortization of debt discount/premium and debt expense	$126	$187	$197	$210	$210
Rentals - portion representative of interest	87	93	87	71	70
Fixed charges exclusive of capitalized interest	213	280	284	281	280
Capitalized interest	9	16	10	8	9
Total	$222	$296	$294	$289	$289

Ratio of earnings to fixed charges	9.7	5.4	5.2	3.9	4.3

Note: The financial information of all prior periods has been reclassified to reflect discontinued operations.